As filed with the Securities and Exchange Commission on November 13, 2023

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 3)

TENDER OFFER STATEMENT

(Under Section 14(d)(1) or 13(e)(1) of the

Securities Exchange Act of 1934)

Templeton Global Income Fund

(Name of Issuer)

Templeton Global Income Fund

(Names of Filing Person(s) (Issuer))

Common Shares of Beneficial Interest, no par value

(Title of Class of Securities)

880198106

(CUSIP Number of Class of Securities)

Garry Khasidy, Trustee and Chair of the Special Committee

c/o Templeton Global Income Fund

300 S.E. 2nd Street

Fort Lauderdale, Florida 33301-1923

(954) 527-7500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person(s))

Copies to:

David A. Curtiss, Esq. Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 (212) 756-2000

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐	third party tender offer subject to Rule 14d-1

☒	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Templeton Global Income Fund Announces Preliminary Results of Tender Offer

New York, NY – November 10, 2023 – Templeton Global Income Fund (NYSE: GIM) (the “Fund”) today announced preliminary results of its tender offer (the "Tender Offer") to purchase for cash up to 45% of its outstanding common shares (the "Shares"), which expired on November 9, 2023 at 5:00 p.m., Eastern Time.

Based on preliminary information, approximately 70,525,164 Shares were properly tendered. Because the Tender Offer was oversubscribed, the relative number of Shares that will be purchased from each shareholder will be prorated based on the number of Shares properly tendered. The purchase price of the properly tendered and accepted Shares will be equal to 99% of the Fund’s net asset value per share as determined as of the close of the regular trading session of the New York Stock Exchange on November 9, 2023, the day the Tender Offer expired. The Fund expects to announce the final results of the Tender Offer on or about November 13, 2023.

The offer to purchase and other documents filed by the Fund with the U.S. Securities and Exchange Commission (SEC) are available without cost at the SEC’s website at www.sec.gov or by calling 800-342-5236.

Contacts

Longacre Square Partners
Greg Marose / Kate Sylvester, 646-386-0091
gmarose@longacresquare.com / ksylvester@longacresquare.com